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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Thornton, Winfred L.
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   (Last)               (First)                 (Middle)

   1650 Prudential Drive, Suite 300
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                                    (Street)

   Jacksonville,          FL                    32207
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Florida East Coast Industries  FLA
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   6/98
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5. If Amendment, Date of Original (Month/Year)

   N/A
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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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================================================================================
7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More than One Reporting Person

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock                           5/29/97        S              5,396       D      $123.76  559            D
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                                                                                                                              (Over)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
Instruction 4(b)(v).

================================================================================
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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====================================================================================================================================

Explanation of Responses:
* See Attachment.


        /s/ Winfred L. Thornton                                  6/10/98
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedures.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                Attachment to Form 4 filed by Winfred L. Thornton
                       Reporting Beneficial Ownership of
                    Shares of Florida East Coast Industries

                              Dated June 10, 1998

Explanation of Response: Pursuant to Instruction 4(b) of Form 4, Winfred L. Thornton is the Reporting Person. Mr. Thornton, the Afred I. duPont Testamentary Trust (the "duPont Trust"), the Nemours Foundation and each of the directors and trustees of those institutions are considered to be members of a single group ("Group") within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("1934 Act"). In Ownership Reports and Trading By Officers, Directors and Principal Security Holders, Release No. 34-25254 (Feb. 8, 1991) ("Release 34-25254"), the SEC stated that "only those securities in which a member of a group has a direct or indirect pecuniary interest would be reported [and] ... while securities holdings of group members may subject the group members to Section 16, if the group member does not have or share a pecuniary interest in securities held by other group members, the transactions of the other group members do not create Section 16 obligations for that member." The SEC also restates this position in Instruction 4(b) of Form 4.

Mr. Thornton is a trustee of the duPont Trust, a director of the Nemours Foundation, a director of the Florida East Coast Industries ("FECI") and a director of St. Joe Corporation ("St. Joe"). As of May 31, 1998, the duPont Trust, the Nemours Foundation and St. Joe owned 0, 450,224 and 4,902,304 shares of FECI, respectively. Mr. Thornton has no direct or indirect pecuniary interest in the shares of FECI held by any other members of the Group, including the Nemours Foundation and St. Joe. Furthermore, Mr. Thornton does not have the ability through any contract, arrangement, understanding or relationship to receive a portion of the profits from transactions in any other Group member's FECI shares. Likewise, the other Group members do not have a direct or indirect pecuniary interest in Mr. Thornton's FECI shares nor will they receive a profit from transactions involving Mr. Thornton's FECI shares.

Consistent with Release 34-25254, none of the other Group members, including the Nemours Foundation and St. Joe, are Reporting Persons on this Form 4. Rather, Mr. Thornton is the sole Reporting Person and is reporting only those shares of which he has a direct or indirect pecuniary interest.